TECHSITE STRATEGIES CORP.

c/o 201 – 1168 Hamilton Street

Vancouver, B.C.

V6B 2S2

(the “Company”)

News Release 2003 – 01

January 24, 2003

TSS-V

The Company now wishes to announce that it has negotiated the terms of, and will seek regulatory approval to, a non-brokered private placement of up to 3,833,333 units in its capital (the “Unit” or “Units”), at a price of $0.15 per Unit (the “Offering”). Each Unit will consist of one (1) common share and one (1) non-transferable share purchase warrant (the “Warrant” or “Warrants”). Each Warrant will entitle the holder to purchase an additional share in the capital of the Company, for a period of one (1) year from closing, at an exercise price of $0.30.

The Company has agreed to pay a finders’ fee of 26,000 Units, which amount is equal to approximately seven (7%) percent of the offering.

ON BEHALF OF THE BOARD OF

TECHSITE STRATEGIES CORP.

       “Andrew Walker”

__________________________

Andrew Walker

Director

For further information please contact the Company at (604) 681 - 7017, or by fax at (604) 728 - 0972.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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